SCMP GROUP

082-03327

Direct Line Direct Fax

BY REGISTERED POST

SUPPL

2 March 2009

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

- Announcement on Restoration of Public Float and Resumption of Trading in the Shares

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

3/25

CoSec\GO0708/announcement distribution – Restoration of public float 0209

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

ANNOUNCEMENT

RESTORATION OF PUBLIC FLOAT

AND

RESUMPTION OF TRADING IN THE SHARES

As stated in the Offeror Announcement, on 27 February 2009, Kerry Media Limited (the **Offeror**) entered into sale and purchase agreements with JPMorgan Securities, DB and BEA, respectively, pursuant to which the Offeror agreed to sell and each of JPMorgan Securities, DB and BEA agreed to purchase 75,000,000 Shares at the price mentioned therein (the **Sale**). Immediately following completion of the Sale on 27 February 2009, the public float of the Company was restored to 25.12062%.

At the request of the Company, trading in the Shares was suspended from 9:30 a.m. on 27 February 2008. Following completion of the Sale, the public float of the Company has been restored. Accordingly, an application has been made by the Company to the Stock Exchange for resumption of trading in the Shares with effect from 2:30 p.m. on 2 March 2009.

Reference is made to the Company's announcements dated 6 March 2008 (the **Public Float Announcement**) and 15 April 2008 respectively, the Company's announcement dated 10 December 2008 (the **Waiver Extension Announcement**) and the Offeror's announcement dated 27 February 2009 (the **Offeror Announcement**). Unless otherwise defined herein, capitalized terms and expressions in this announcement shall have the same meanings as used in the Waiver Extension Announcement and the Offeror Announcement.

BACKGROUND

As stated in the Public Float Announcement, immediately upon the close of the Offeror's mandatory conditional general offer on 25 February 2008, the public float of the Company had fallen below 25%. As such, at the request of the Company, trading in the Shares was suspended as from 9:30 a.m. on 27 February 2008.

As stated in the Waiver Extension Announcement, the Company was granted by the Stock Exchange an extension of the Waiver up to 28 February 2009.

RESTORATION OF PUBLIC FLOAT

As stated in the Offeror Announcement, on 27 February 2009, the Offeror entered into sale and purchase agreements with JPMorgan Securities, DB and BEA, respectively, pursuant to which the Offeror agreed to sell and each of JPMorgan Securities, DB and BEA agreed to purchase 75,000,000 Shares at the price mentioned therein (the **Sale**). Following completion of the Sale on 27 February 2009, the minimum 25% public float of the Company was restored.

The Company confirms that, to the best of its knowledge, information and belief, having made enquiries from each of JPMorgan Securities, DB and BEA, (i) each of JPMorgan Securities and its holding company, DB and BEA is not a connected person (as defined in the Listing Rules) of the Company; (ii) other than providing financial and advisory services to the Offeror as part of JPMorgan Securities' ordinary and usual course of business, JPMorgan Securities has no relationships with the Offeror or the Company; (iii) other than providing financial, advisory and general banking services to the Offeror and the Company as part of DB's ordinary and usual course of business, DB has no relationships with the Offeror or the Company; and (iv) other than providing financial, advisory and general banking services to the Offeror and the Company as part of BEA's ordinary and usual course of business and the common directors of BEA and the Company, namely Dr. The Hon Sir David Li Kwok Po, Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean, BEA has no relationships with the Offeror or the Company.

The following is a summary of the shareholding structure of the Company immediately before and after completion of the Sale:

	Immediately before the Sale		Immediately after the Sale	
	Number of Shares	*% (rounded to the nearest 4 decimal places)*	*Number of Shares*	*% (rounded to the nearest 5 decimal places)*
Offeror and other members of the Concert Group	1,169,543,308	74.9253	944,543,308	60.51097
Silchester International Investors Limited	219,485,000	14.0610	219,485,000	14.06103
Other Connected Persons	4,798,000	0.3074	4,798,000	0.30738
Subtotal	**1,393,826,308**	**89.2937**	**1,168,826,308**	**74.87938**
Public shareholders of the Company				
JPMorgan Securities *(Note)*	-	-	75,000,000	4.80478
DB	8,000	0.0005	75,008,000	4.80529
BEA	2,194,595	0.1406	77,194,595	4.94537
Other public shareholders of the Company	164,916,693	10.5652	164,916,693	10.56518
Total public shareholders of the Company	**167,119,288**	**10.7063**	**392,119,288**	**25.12062**
Total	**1,560,945,596**	**100.0000**	**1,560,945,596**	**100.00000**

Note: As stated in the Offeror Announcement, on the date of the Offeror Announcement, JPMorgan held 9,126,000 Shares on behalf of its clients as an approved lending agent (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)) and did not have beneficial ownership of these Shares.

RESUMPTION OF TRADING

Following the Sale, the minimum 25% public float of the Company has been restored. Accordingly, an application has been made by the Company to the Stock Exchange for resumption of trading in the Shares with effect from 2:30 p.m. on 2 March 2009.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 2 March 2009

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*